Exhibit 1.1

CONFIDENTIAL

November 28, 2007

Titan Pharmaceuticals, Inc.

400 Oyster Point Boulevard

Suite 505

South San Francisco, California 94080

Attn:	Marc Rubin

    President and CEO

Dear Marc:

This letter (the “Agreement”) will confirm the basis upon which Titan Pharmaceuticals, Inc. (“Client”) has engaged Canaccord Adams Inc. (together with its affiliates, control persons, officers, directors, employees and agents, “CA”) to act as Client’s lead placement agent and financial advisor, and Rodman & Renshaw, LLC (together with its affiliates, control persons, officers, directors, employees and agents, “Rodman” and together with CA, the “Placement Agents”) to act as co-placement agent and co-financial advisor in connection with a private placement, on a best efforts basis, of one or more classes or series of securities of the Company (the “Securities”). The Securities may take the form of common stock and/or other equity-related securities. The placement of the Securities shall be referred to as the “Private Placement.” CA will act as the representative of the Placement Agents.

As of the date of this Agreement, Client intends to sell up to $25,000,000 of the Securities. The Securities will be offered on a limited basis to accredited investors mutually agreed upon by Client and CA (the “Investors”). The selection of each Investor shall be from a list of potential Investors assembled by Client, CA and Rodman. The number and price of the Securities the Client shall ultimately agree to sell is entirely within Client’s sole discretion.

1.	Services to be Rendered. In performing its agency and advisory roles, CA and Rodman will:

(a)	familiarize themselves to the extent they deem appropriate and feasible with the business, operations, properties, financial condition and prospects of Client;

(b)	assist Client in the development of descriptive textual and financial materials for distribution to potential Investors;

(c)	review with Client a list of potential Investors; and

(d)	solicit offers from potential Investors, collaborate with Client in the development and proposal of terms of any offers, and participate in, and assist Client with, negotiations in connection with the consummation of the Private Placement.

2.	Best Efforts. It is understood that the CA’s and Rodman’s involvement in the Private Placement is strictly on a best efforts basis and that the consummation of the Private Placement will be subject to, among other things, market conditions.

3.	Client’s Responsibilities, Representations and Warranties. Client hereby agrees to the following:

(a)	The sale of Securities to any Investor will be evidenced by a purchase agreement (each a “Purchase Agreement”) between Client and each such Investor in a form reasonably satisfactory to Client and CA. Prior to the signing of any Purchase Agreement, officers of the Client with responsibility for financial affairs will be available to answer inquiries from prospective Investors.

(b)	The selling price of the Securities to be issued and sold by Client pursuant to the Purchase Agreements will be specified in writing by CA and Rodman on behalf of Client to the prospective Investors prior to the execution of the Purchase Agreements, subject to Client’s approval.

(c)	The Purchase Agreements will require Client to file, on some specified date not less than thirty (30) days after it has signed and delivered such Purchase Agreements (the “Closing”) a registration statement with the Securities and Exchange Commission (the “SEC”) for the resale, from time to time, of the Securities to be issued pursuant to Purchase Agreements (the “Registration Statement”). The Client will not execute and deliver any additional Purchase Agreements after the time it has filed the Registration Statement.

(d)	The Client agrees that CA and Rodman shall be entitled to rely on the representations and warranties of the Client contained in the Purchase Agreements as if they were made directly to CA and Rodman.

(e)	Client shall have sole responsibility for ensuring that the sale of Securities contemplated by this Agreement shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and will otherwise comply with the securities laws of any applicable country or other jurisdiction. The Client shall not take any action or permit to be taken any action on its behalf that would cause such sale of Securities to fail to: (i) qualify for such an exemption, or (ii) otherwise comply with such securities laws.

(f)	Client represents and warrants that it will, at all times during the term of this Agreement, comply with all SEC rules and regulations, including, but not limited to, the rules and regulations promulgated pursuant to Regulation FD (Fair Disclosure) under the Securities and Exchange Act of 1934, as amended, relating to the selective disclosure of material nonpublic information.

(g)	Client will cause its advisors to address and deliver to Client, CA and Rodman an opinion, dated as of the Closing with respect to such matters as CA shall reasonably request, including, without limitation, an opinion of its legal advisor that any sale of the Securities was exempt from the registration requirements of the Securities Act of 1933. Client agrees that CA and Rodman shall be entitled to rely on any opinions, whether delivered to CA and Rodman or to Investors issued by Client’s advisors in connection with the Private Placement and resale of the Securities under the Registration Statement.

(h)	If reasonably requested, client will prepare and furnish CA and Rodman with a private placement memorandum (which, together with any appendices and exhibits thereto and amendments or supplements thereto, is referred to as the “Offering Materials”) relating to the proposed sale of Securities. Client authorizes CA and Rodman to transmit the Offering Materials to prospective purchasers of the Securities and represents and warrants that the Offering Materials at all times through the Closing, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Client will not transmit the Offering Materials to prospective Purchasers without first consulting CA.

(i)	For a period ending on the earlier of (i) ninety (90) days from the effective date of the Registration Statement or (ii) one hundred fifty (150) days from the closing of the Private Placement, Client will not, without the prior written consent of CA, sell, contract to sell or otherwise dispose of or issue any securities of Client, except pursuant to previously issued options, any agreements providing for anti-dilution or other stock purchase or share issuance rights in existence on the date hereof, any employee benefit or similar plan of Client in existence on the date hereof or duly adopted hereafter, or any technology license agreement, strategic alliance or joint venture in existence on the date hereof or which Client may enter into hereafter.

(j)	During the time the Registration Statement is effective covering the resales of any Securities sold to Investors, Client will furnish to CA and Rodman:

(i)	as soon as practicable (but in the case of the annual report of Client to its stockholders, within 120 days after the end of each fiscal year of the Client), one copy of: (a) its annual report to its stockholders (which annual report shall contain financial statements audited in accordance with generally accepted accounting principles in the United States by a firm of certified public accountants of recognized standing), (b) if not included in substance in its annual report to stockholders, its annual report on Form 10-K, (c) each of its quarterly reports to its stockholders and, if not included in substance in its quarterly report to stockholders, its quarterly report on Form 10-Q and any other document or agreement that is incorporated by reference into the Registration Statement, and (d) the full Registration Statement (the foregoing in each case, excluding exhibits); and

(ii)	upon reasonable request, all exhibits excluded by the parenthetical to the last clause of the immediately preceding paragraph and all other information that is generally available to the public.

The parties agree that the filing of any document by Client on EDGAR shall be deemed furnished to CA and Rodman.

4.	Fees. In consideration for its services hereunder, Client shall pay to CA and Rodman the following fees with such cash amounts payable by wire transfer of immediately available funds:

(a)	Upon and subject to the closing of a Private Placement, a closing fee (the “Placement Fee”) equal to 6% of the Gross Proceeds (as hereinafter defined). CA shall receive 75% of such Placement Fee and Rodman shall receive 25% of such Placement Fee.

For purposes hereof, the term “Gross Proceeds” shall mean the aggregate proceeds received by Client from any Investor or Investors at the closing (or closings if there shall be more than one) of the Private Placement.

5.	Expenses. In addition to any fees that may be payable to CA and Rodman hereunder and regardless of whether any Private Placement is consummated, Client hereby agrees, from time to time upon CA’s request, to reimburse CA and Rodman for (a) all reasonable fees and disbursements of a single counsel retained by CA and Rodman, (b) all of CA’s and Rodman’s reasonable travel and related expenses arising out of CA’s and Rodman’s engagement hereunder, and (c) any other reasonable out-of-pocket expenses incurred by CA and Rodman in connection with the performance of their services hereunder, provided that the maximum reimbursable amount under this Section 5 shall be $75,000.

6.	Confidentiality. Client acknowledges that this Agreement and all opinions and advice (whether written or oral) given by CA and Rodman to Client in connection with CA’s and Rodman’s engagement are intended solely for the benefit and use of Client. Client further acknowledges that none of CA’s and Rodman’s opinions or financial advice will be disclosed, without the prior written consent of CA and Rodman, except as required by law, as the basis for negotiations with respect to any transactions involving Client. Each of CA and Rodman agrees as to itself only that any non-public information relating to Client or any potential Investor received by CA or Rodman from or at the direction of Client will be used by such person solely for the purpose of performing their agency and advisory roles and that such person will maintain the confidentiality thereof. Notwithstanding the foregoing, each of CA and Rodman may disclose confidential information hereunder (i) to such of its employees and advisors as CA or Rodman, as applicable, determines have a need to know and who are bound to hold such information confidential, and (ii) to the extent necessary to comply with any order or other action of a court or administrative agency of competent jurisdiction.

7.	Due Diligence. It is understood that CA’s and Rodman’s role in the Private Placement will be subject to the satisfactory completion of investigation and inquiry into the affairs of Client as CA and Rodman deems appropriate and necessary under the circumstances (“Due Diligence”) and the approval of CA’s and Rodman’s internal committees, to the extent required by such person’s applicable regulations and/or policies. Each of CA and Rodman shall have the right, in its sole discretion, to terminate its involvement in the Private Placement if the outcome of the Due Diligence is not to its satisfaction or if approval of its internal committee (if required) is not obtained (“Early Termination”).

8.	Term; Exclusivity. The term of the Agreement shall extend from the date hereof until the earlier of January 31, 2008 or Early Termination by both CA and Rodman. During the term of this Agreement, Client will not, and will not permit its representatives, to: (i) contact or solicit institutions, corporations or other entities as potential purchasers of the Securities; or pursue any financing transaction in lieu of the contemplated Private Placement. Furthermore, Client agrees that during the term of this Agreement, all inquiries, whether direct or indirect, from prospective Investors will be referred to CA and Rodman and such potential Investors will be deemed to have been contacted by CA and Rodman in connection with the Private Placement. Client may reject an investment by any potential Investor if, in its discretion, Client believes that the inclusion of such Investor as a purchaser of the Securities would be incompatible with the best interests of Client. Client shall not be obligated to sell the Securities or to accept any offer therefor, and the terms of such Securities and the final decision to issue the same shall be subject to the discretionary approval of Client.

9.	Termination of Engagement.

(a) (1)	CA’s engagement hereunder shall terminate upon the earlier to occur of: (i) Early Termination by CA; (ii) the closing of the Private Placement; (iii) the earlier termination of this Agreement by either Client or CA at any time for any reason, upon fifteen (15) days written notice to the other party.

(2)	Rodman’s engagement hereunder shall terminate upon the earlier to occur of: (i) Early Termination by Rodman; (ii) the closing of the Private Placement; (iii) the earlier termination of this Agreement by either Client or Rodman at any time for any reason, upon fifteen (15) days written notice to the other party.

The agreement may be extended beyond January 31, 2008 if Client and CA and/or Rodman agree to such extension in writing. In the event this Agreement is terminated prior to the closing of the Private Placement, the rights and obligations of the parties shall cease except as set forth in Section 6 and Section 9.

(b)	If a closing of the Private Placement occurs or if this Agreement is terminated by Client pursuant to clause (a)(1)(iii) or clause (a)(2)(iii) above, each of CA and Rodman will be entitled to its respective full fee under Section 4 hereof in the event that at any time prior to the expiration of six (6) months after the termination of this Agreement, a Private Placement or other similar non-public transaction (other than any transaction in which Client is the acquiror) is consummated with, or Client reaches an agreement in principle for the sale of Securities or securities similar to the Securities to, any Investor which CA and/or Rodman previously solicited in connection with the Private Placement. Upon Client’s request, at the termination or expiration of this Agreement, CA and Rodman will supply Client with a list of Investors which CA and Rodman solicited in connection with the Private Placement. Notwithstanding the foregoing, in no event shall CA or Rodman be entitled to a fee pursuant to the terms of this Section 9(b) with respect to any Existing Investor. For purposes hereof, “Existing Investor” shall mean any entity or person that has acquired Securities of Client on or subsequent to January 1, 2005 and prior to the date of hereof.

(c)	The provisions of Section 9(b) and of Sections 3, 4, 5, 6, 10 and 11 hereof shall survive such termination.

10.

Indemnification; Contribution. Client agrees to indemnify and hold harmless each of CA and Rodman (together with their affiliates and their respective control persons, directors, officers, employees and agents, “Indemnified Persons”) to the fullest extent permitted by law against any and all claims, losses, damages, liabilities, costs and expenses as incurred (including all reasonable fees and disbursements of counsel and all reasonable travel and other out-of-pocket expenses reasonably incurred in connection with the investigation of, preparation for and defense of any pending or threatened claim, action, proceeding or investigation and any litigation or other proceeding arising therefrom, to which an Indemnified Person may become subject) (collectively, “Damages”) arising out of or related to any actual or proposed Private Placement or CA’s and Rodman’s engagement hereunder; provided, however, that there shall be excluded from such indemnification any such portion of such Damages as are found in a final judgment by a court of competent jurisdiction to have resulted solely from the willful misconduct or gross negligence on the part of the Indemnified Person, other than any action undertaken at the written request or with the written consent of Client. The foregoing indemnification obligation is in addition to, and not in limitation of, any other rights CA and/or Rodman may have, including but not limited to any right of contribution. In the event that the foregoing indemnity is unavailable or insufficient to hold harmless an Indemnified Person, then Client shall contribute to amounts paid or payable by an Indemnified Person in respect of such Damages in such proportion as appropriately reflects the relative benefits received by it on the one hand and CA and/or Rodman, as applicable, on the other. If applicable law does not permit allocation solely on the basis of benefits, then such contribution shall be made in such proportion as appropriately reflects both the relative benefits and relative fault of the parties and other relevant equitable considerations. The foregoing is subject to the limitation that in no event shall either CA’s or Rodman’s aggregate contributions in respect of Damages exceed the amount of fees actually received by such person pursuant to this Agreement. For purposes hereof, relative benefits to Client, CA and Rodman of the Private Placement or other similar transaction shall be deemed to be in the same proportion that the total value paid or received or contemplated to be paid or received by Client and/or its security holders in connection with the Private Placement or other similar transaction bears to the fees paid to CA and Rodman, respectively, pursuant to their engagement in respect of such Private Placement. CA and/or Rodman shall promptly notify Client of any claim or threatened claim being asserted against such person which would give rise to an indemnification hereunder, and agrees that Client shall have the right to participate in the defense of any such claim and, to the extent that Client shall wish, to assume the defense thereof and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, CA and Rodman shall have the right to retain their own counsel at

Client’s expense. Client will not enter into any waiver, release or settlement with respect to any threatened or pending claim, action, proceeding or investigation or settle any litigation arising therefrom in respect of which indemnification hereunder may be sought (whether or not Indemnified Persons are a formal party thereto) without the prior written consent of CA (which consent shall not be unreasonably withheld or delayed), unless such waiver, release or settlement includes an unconditional release of each of CA and Rodman from any and all liability arising out of such threatened or pending claim, action, proceeding, investigation or litigation.

11.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law provisions thereof. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of this Agreement or any of the matters contemplated hereby is waived by each of Client, CA and Rodman. Client, CA and Rodman hereby each submit to the non-exclusive jurisdiction of the Federal and State courts located in the County of New York, State of New York, in connection with any dispute related to this Agreement or any of the matters contemplated hereby.

12.	Reliance on Others. Client confirms that it will rely on its own counsel and accountants for legal and accounting advice.

13.	Attorneys Fees. In the event of any dispute or litigation or other proceeding between the parties with respect to any provision of this Agreement or arising from the engagement contemplated under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party any and all of the reasonable fees and disbursements of the prevailing party’s attorney to the extent that they relate to such dispute, litigation, or other proceeding.

14.	Miscellaneous. Nothing in this Agreement is intended to obligate or commit either CA or Rodman to provide any services other than as set forth above. This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall be considered a single instrument. This Agreement constitutes the entire agreement among the parties hereto, and supersedes all prior agreements and understandings (both written and oral) of the parties hereto with respect to the subject matter hereof, and cannot be amended or otherwise modified except in writing executed by the parties hereto. No party may assign its rights or delegate its obligations hereunder without the prior written consent of the other parties. Each of Client, CA and Rodman represents and warrants that it has the requisite power and authority to enter into and carry out the terms and provisions of this Agreement and that the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

If you are in agreement with the foregoing, please sign where indicated below, whereupon this Agreement shall become effective as of the date hereof.

Sincerely,

CANACCORD ADAMS INC.

By:	/s/ David J. Strupp, Jr.
	Name:	David J. Strupp, Jr.
	Title:	Managing Director

RODMAN & RENSHAW, LLC

By:	/s/ Edward Rubin
	Name:	Edward Rubin
	Title:	President

ACCEPTED AND AGREED:

TITAN PHARMACEUTICALS, INC.

By:	/s/ Marc Rubin
	Name:	Marc Rubin
	Title:	President and CEO

Date: 11/28/07